                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C., 20549


                              ____________________


                                   FORM 11-K
                 ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


For the fiscal year ended December 31, 1993      Commission File Number 33-46530


                              ____________________


                           GFC FINANCIAL CORPORATION
                           CAPITAL ACCUMULATION PLAN
                 (Full title of the plan and the address of the
            plan, if different from that of the issuer named below.)


                           GFC FINANCIAL CORPORATION
                     (Name of the issuer of securities held
                             pursuant to the plan.)


                      Dial Tower, Phoenix, Arizona, 85077
                  (Address of its principal executive office.)

                           GFC FINANCIAL CORPORATION
                           CAPITAL ACCUMULATION PLAN
                               TABLE OF CONTENTS


FINANCIAL STATEMENTS AND EXHIBITS
_________________________________

         Financial Statements

                                                                                Page
                                                                           -----------------
                 Independent Auditors' Report                                     1

                 Statements of Net Assets Available for
                  Benefits - December 31, 1993 and 1992                           2

                 Statements of Changes in Net Assets Available for
                   Benefits - for the Year Ended December 31, 1993
                   and for the Period from March 18, 1992 (date of
                   inception) to December 31, 1992                                3

                 Notes to Financial Statements                                  4 - 10

                 Supplemental Schedules                                        11 - 12

         Signatures                                                              13

         Exhibits                                                                14

INDEPENDENT AUDITORS' REPORT

To The Administration Committee and
 Plan Participants of
 GFC Financial Corporation
 Capital Accumulation Plan:


We have audited the accompanying statements of net assets available for benefits of GFC Financial Corporation Capital Accumulation Plan (the "Plan") as of December 31, 1993 and 1992 and the related statements of changes in net assets available for benefits for the year ended December 31, 1993 and for the period from March 18, 1992 (date of inception) to December 31, 1992. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1993 and 1992, and the changes in net assets available for benefits for the year ended December 31, 1993 and for the period from March 18, 1992 (date of inception) to December 31, 1992 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules on pages 11 and 12 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 1993 financial statements and, in our opinion, are fairly stated, in all material respects when considered in relation to the basic financial statements taken as a whole.



/s/   DELOITTE & TOUCHE
_______________________
June 8, 1994

                           GFC FINANCIAL CORPORATION
                           CAPITAL ACCUMULATION PLAN
________________________________________________________________________________

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                                            DECEMBER 31,
                                                               _____________________________________
 ASSETS                                                                1993                  1992
                                                                   ___________           ___________
  INVESTMENTS, at fair value:
   Shares of registered investment companies:
    Vanguard Windsor Fund                                         $  2,017,667           $ 1,437,573
    T. Rowe Price Stable Value Fund                                  1,705,919             1,735,215
    T. Rowe Price Prime Reserve Fund                                   518,241               374,509
    T. Rowe Price Equity Index Fund                                    332,472               124,524
    Vanguard Bond Market Fund                                          205,099                80,564


  Common Stock:
    The Dial Corp Common Stock                                       1,557,078             1,860,415
    GFC Financial Corporation Common Stock                             979,016               697,399
    U. S. Bancorp Common Stock                                         112,315


  Participant notes receivable                                         239,060               108,884
                                                                  ------------           -----------
      Total investments                                              7,666,867             6,419,083
                                                                  ------------           -----------

 CONTRIBUTIONS RECEIVABLE                                               33,546                31,065


 DIVIDENDS RECEIVABLE                                                   18,070                16,496

 CASH                                                                      422
                                                                  ------------           -----------

 NET ASSETS AVAILABLE FOR BENEFITS                                $  7,718,905          $  6,466,644
                                                                  ============          ============





                       See Notes to Financial Statements

                           GFC FINANCIAL CORPORATION
                           CAPITAL ACCUMULATION PLAN
________________________________________________________________________________

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
          FOR THE YEAR ENDED DECEMBER 31, 1993 AND FOR THE PERIOD FROM
            MARCH 18, 1992 (DATE OF INCEPTION) TO DECEMBER 31, 1992


 ADDITIONS:                                                           1993                  1992
                                                                     __________            __________
  Contributions:
   Employee wage reductions                                          $  841,256            $  609,828
   After-tax employee deductions                                          2,258                 3,117
                                                                     ----------            ----------

      Total contributions                                               843,514               612,945
                                                                     ----------            ----------

  Transfer of assets from U.S. Bancorp                                  428,019
  Rollover deposits                                                     109,640                15,717
  Transfer of assets from The Dial Corp                                                     5,582,853

  Investment income:
    Dividends and interest income                                       387,040               245,943
    Net appreciation in fair value of investments                       253,296               301,557
                                                                     ----------            ----------
      Total investment income                                           640,336               547,500
                                                                     ----------            ----------

      Total additions                                                 2,021,509             6,759,015


 DEDUCTIONS - distributions to participants                             769,248               292,371
                                                                     ----------            ----------

 NET INCREASE                                                         1,252,261             6,466,644


 NET ASSETS AVAILABLE FOR BENEFITS,
    BEGINNING OF PERIOD                                               6,466,644
                                                                     ----------            ----------

 NET ASSETS AVAILABLE FOR BENEFITS,
    END OF PERIOD                                                  $  7,718,905          $  6,466,644
                                                                   ============          ============





                       See Notes to Financial Statements

                           GFC FINANCIAL CORPORATION
                           CAPITAL ACCUMULATION PLAN
________________________________________________________________________________

                         NOTES TO FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 1993
                     AND FOR THE PERIOD FROM MARCH 18, 1992
                    (DATE OF INCEPTION) TO DECEMBER 31, 1992


1.       DESCRIPTION OF THE PLAN

         The following brief description of the GFC Financial Corporation Capital Accumulation Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan documents for a more complete description of the Plan's provisions.

         a. GENERAL - The Plan was established March 18, 1992 (date of inception) in connection with the spin-off of GFC Financial Corporation and its subsidiaries (the "Company" or "GFCFC") by The Dial Corp ("TDC"). The assets of the Plan were formerly held in the Dial Companies Capital Accumulation Plan ("Dial Plan") for the benefit of employees of the Company participating in the Dial Plan. These amounts were transferred to the Plan in 1992. Effective May 3, 1993, employees of the Company are eligible to become a participant in the Plan upon employment by the Company or at the beginning of any month thereafter. Employees are able to reduce their salaries on a pre-tax basis which the Company contributes to the Plan. After-tax contributions are also permitted. The Plan is subject to various regulations, particularly those under Internal Revenue Code Section 401(k) and the Employee Retirement Income Security Act of 1974 ("ERISA").

         b. INVESTMENT PROGRAMS - Receipts of the Plan are invested by the Plan's trustee, T. Rowe Price, at the designation of the participants. Except as noted below, the Plan offers participants the following funds in which to invest pre- tax, after-tax and rollover deposits.

                 (1) VANGUARD WINDSOR FUND - This managed fund invests in the common stock of other companies. The fair value of the fund is dependent on the market value of the stocks. The dividends received are reinvested.

                 (2) T. ROWE PRICE STABLE VALUE FUND - This fund invests in a diversified portfolio of guaranteed investment contracts issued by insurance companies, bank investment contracts issued by financial institutions and strategic investment contracts issued by insurance companies, financial institutions and other entities. Income is earned based on a blended interest rate determined by the various investments and is reinvested. The fair value of the fund represents contract value, which includes contributions made, plus interest at the blended rate, less withdrawals by participants.

                           GFC FINANCIAL CORPORATION
                           CAPITAL ACCUMULATION PLAN
________________________________________________________________________________


                 (3) T. ROWE PRICE PRIME RESERVE FUND - This managed fund invests in short-term money market instruments such as certificates of deposit, treasury bills and corporate notes which earn income based on short-term interest rates. The fair value of the fund is the cost basis of the investment. The income received is reinvested.

                 (4) T. ROWE PRICE EQUITY INDEX FUND - This managed fund invests in the common stock of other companies. The fair value of the fund is dependent on the market value of the stocks. The dividends received are reinvested.

                 (5) VANGUARD BOND MARKET FUND - This managed fund invests in U.S. government and corporate bonds and mortgage-backed securities, which earn income based on interest rates. The fair value of the fund is dependent on the market value of the investments.
                          The income received is reinvested.

                 (6) THE DIAL CORP COMMON STOCK - This fund is invested in the common stock of TDC, and any dividends paid on the stock are reinvested in GFCFC common stock. The fair value of this fund is dependent upon the fluctuations in the market value of the stock.

                 (7) GFC FINANCIAL CORPORATION COMMON STOCK - This fund is invested in the common stock of GFCFC, and any dividends paid on the stock are reinvested in the fund. The fair value of this fund is dependent upon the fluctuations in the market value of the stock.

                 (8) U.S. BANCORP COMMON STOCK - This fund is invested in the common stock of U.S. Bancorp. Employees are not permitted to make new investments in this fund, therefore, any dividends paid on the stock are reinvested in GFCFC common stock. The fair value of this fund is dependent upon the fluctuations in the market value of the stock.

                 (9) PARTICIPANT NOTES RECEIVABLE - The Plan allows participants to borrow up to 50% of their vested account balance, subject to certain restrictions. Such loans have terms of one to five years, except residential mortgage loans, which may have terms up to 25 years. Effective March 16, 1993, the Plan was amended to eliminate the three month waiting period between loans and to allow participants to have two loans outstanding concurrently; one mortgage loan and one shorter term loan.

         c. CONTRIBUTIONS - Voluntary wage reductions may be elected by the employee. Effective May 3, 1993, these pre-tax reductions are contributed to the Plan by the Company and may range from 1% to 22% of taxable compensation ("as defined"). Each employee may elect an after-tax contribution equal to the difference between their pre-tax contributions and 22%.

                           GFC FINANCIAL CORPORATION
                           CAPITAL ACCUMULATION PLAN
________________________________________________________________________________



                 The Company's matching contributions begin for employees participating in the Plan on their first anniversary of employment and are made to the GFCFC Employees' Stock Ownership Plan ("ESOP"). The matching contributions are based on employee pre-tax salary reductions to the Plan, up to a maximum of 100% of the first 3% of salary reduction. No employer contributions are made based on after-tax contributions. The Company's contributions are at the discretion of the Company's Board of Directors and are invested in GFCFC's common stock, to be held in the ESOP.

                 Shares of TDC common stock credited to a participant's account as a result of matching contributions made to the Dial Companies Capital Accumulation Plan shall continue to be held for the participant in the Plan. Such common stock may be converted to GFCFC common stock at the participant's option; and any dividends paid on TDC common stock are used to purchase GFCFC common stock.

                 In February 1993, the Company acquired all of the outstanding stock of U.S. Bancorp Financial, Inc., now known as Greyhound Financial Capital Corporation. During 1993, the balances in the accounts of retained employees who participated in the U.S. Bancorp Employee Investment Plan ("U.S. Bancorp Plan") were transferred to the Plan. Shares of U.S. Bancorp common stock credited to a participant's account as a result of matching contributions made to the U.S. Bancorp Plan shall continue to be held for the participant in the Plan. Such common stock may be converted to GFCFC common stock at the participant's option; and any dividends paid on the U.S. Bancorp common stock are used to purchase GFCFC common stock.

                 All contributions are limited to the applicable amounts as prescribed by the Internal Revenue Code.

         d. DISTRIBUTIONS - Distributions of Plan assets may occur upon participant termination from the Company, financial hardship, disablement, retirement or death.

         e. VESTING - Contributions to the Plan are 100% vested and nonforfeitable at all times.

         f. PARTICIPANT ACCOUNTS - For each participant, various accounts are maintained to record employee pre-tax wage reductions, after-tax employee deductions, Company matching contributions to the ESOP and participant rollover deposits transferred to the Plan. The benefit to which a participant is entitled is the total benefit which can be provided from the combined amount of these participant accounts.

         g. PLAN ADMINISTRATION - The Plan is administered by a committee of at least three persons appointed by the Chief Executive Officer of the Company. Expenses pertaining to the administration of the Plan may be paid by the Plan or directly by the Company, at its option.

                           GFC FINANCIAL CORPORATION
                           CAPITAL ACCUMULATION PLAN
________________________________________________________________________________

         h. PLAN TERMINATION - While it is the Company's intention to continue the Plan, the Company has the right to terminate or amend the Plan at any time.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         a. BASIS OF ACCOUNTING - The financial statements of the Plan are prepared under the accrual basis of accounting.

         b. INVESTMENT VALUE AND INCOME RECOGNITION - The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Common stock is valued at its quoted market price. Participant notes receivable are valued at cost which approximates fair value.

                 Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

         c.      PAYMENT OF BENEFITS - Benefits are recorded when paid.

3.       CHANGES IN NET ASSETS BY FUND

         The following tables represent the changes in net assets available for benefits by investment fund for the year ended December 31, 1993 and for the period from March 18, 1992 (date of inception) to December 31, 1992:


                                                 GFC FINANCIAL CORPORATION
                                                 CAPITAL ACCUMULATION PLAN
                      ________________________________________________________________________________
                        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND
                                          FOR THE YEAR ENDED DECEMBER 31, 1993



                                                                T. Rowe Price
                                                   _______________________________________    Vanguard     The Dial
                                      Vanguard        Stable         Prime        Equity        Bond         Corp
                                       Windsor         Value        Reserve       Index        Market       Common
                                        Fund           Fund           Fund         Fund         Fund         Stock
                                     ________________________________________________________________________________
 ADDITIONS:
  Contributions:
   Employee wage reductions         $    255,647   $    284,181   $    58,277   $   89,607   $   58,411  $     22,698
   After-tax employee deductions             787          1,471
                                    ------------   ------------   -----------   ----------   ----------  ------------
      Total contributions                256,434        285,652        58,277       89,607       58,411        22,698
                                    ------------   ------------   -----------   ----------   ----------  ------------

  Rollover deposits                       31,301          7,043         9,361        4,072       28,256         2,036
  Transfer of assets from U.S.
   Bancorp                                14,248          4,761       186,740       12,687       48,512

  Loan payments                           28,624         36,667        13,904       14,111        3,175         7,179
  Investment income:
   Dividends and interest income         168,573        103,858        13,561        5,993       11,633        48,738
    Net investment appreciation
     (depreciation)                      137,076                                    13,840         (467)      (73,794)
                                    ------------   ------------   -----------   ----------   ----------  ------------
      Total investment income            305,649        103,858        13,561       19,833       11,166       (25,056)
                                    ------------   ------------   -----------   ----------   ----------  ------------
      Total additions                    636,256        437,981       281,843      140,310      149,520         6,857
                                    ------------   ------------   -----------   ----------   ----------  ------------

 DEDUCTIONS:
  Distributions to participants          126,154        215,414        92,756        5,950       23,570       204,310
  New loans                               34,010         92,985        19,305       14,549        2,365        12,165
                                    ------------   ------------   -----------   ----------   ----------  ------------
     Total deductions                    160,164        308,399       112,061       20,499       25,935       216,475
                                    ------------   ------------   -----------   ----------   ----------  ------------


 INTERFUND TRANSFERS                     104,002      (158,878)      (26,050)       88,137          950      (93,719)
                                    ------------   ------------   -----------   ----------   ----------  ------------

 NET INCREASE (DECREASE)                 580,094       (29,296)       143,732      207,948      124,535     (303,337)

 NET ASSETS AVAILABLE FOR
  BENEFITS, beginning of year          1,437,573      1,735,215       374,509      124,524       80,564     1,860,415
                                    ------------   ------------   -----------   ----------   ----------  ------------

 NET ASSETS AVAILABLE FOR
  BENEFITS, end of year             $  2,017,667   $  1,705,919   $   518,241   $  332,472   $  205,099  $  1,557,078
                                    ============   ============   ===========   ==========   ==========  ============



                                                GFC
                                             Financial          U.S.
                                            Corporation       Bancorp
                                               Common         Common      Plan
                                               Stock          Stock      Account        Total
                                          _____________________________________________________

ADDITIONS:
 Contributions:
  Employee wage reductions                 $    69,953   $            $    2,482   $    841,256
  After-tax employee deductions                                                           2,258
                                           -----------   ----------   ----------   ------------
   Total contributions                          69,953    ---              2,482        843,514
                                           -----------   ----------   ----------   ------------

  Rollover deposits                             27,571                                  109,640
  Transfer of assets from U.S.
   Bancorp                                                  109,144       51,927        428,019

  Loan payments                                 20,015                  (123,675)         ---
  Investment income:
   Dividends and interest income                19,154        3,135       12,395        387,040
   Net investment appreciation
   (depreciation)                              147,401       29,240                     253,296
                                           -----------   ----------   ----------   ------------
   Total investment income                     166,555       32,375       12,395        640,336
                                           -----------   ----------   ----------   ------------
   Total additions                             284,094      141,519      (56,871)     2,021,509
                                           -----------   ----------   ----------   ------------

DEDUCTIONS:

 Distributions to participants                  77,792        4,532       18,770        769,248
 New loans                                      12,919       21,574     (209,872)         ---
                                           -----------   ----------   ----------   ------------
  Total deductions                              90,711       26,106     (191,102)       769,248
                                           -----------   ----------   ----------   ------------

INTERFUND TRANSFERS                             88,234       (3,098)         422         ---
                                           -----------   ----------   ----------   ------------

NET INCREASE (DECREASE)                        281,617      112,315      134,653      1,252,261

NET ASSETS AVAILABLE FOR
 BENEFITS, beginning of year                   697,399                   156,445      6,466,644
                                           -----------   ----------   ----------   ------------
NET ASSETS AVAILABLE FOR
 BENEFITS, end of year                     $   979,016   $  112,315   $  291,098   $  7,718,905
                                           ===========   ==========   ==========   ============

                                                   GFC FINANCIAL CORPORATION
                                                   CAPITAL ACCUMULATION PLAN
                       ________________________________________________________________________________
                         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND
                         FOR THE PERIOD FROM MARCH 18, 1992 (DATE OF INCEPTION) TO DECEMBER 31, 1992




                                                                T. Rowe Price
                                                  ________________________________________    Vanguard     The Dial
                                      Vanguard        Stable         Prime        Equity        Bond         Corp
                                       Windsor         Value        Reserve       Index        Market       Common
                                        Fund           Fund           Fund         Fund         Fund         Stock
                                    _________________________________________________________________________________
 ADDITIONS:
  Contributions:
   Employee wage reductions         $    174,075   $    271,908   $    51,591   $   24,273   $   22,718  $     23,704

   After-tax employee deductions           1,089          2,028
                                    ------------   ------------   -----------   ----------   ----------  ------------
      Total contributions                175,164        273,936        51,591       24,273       22,718        23,704
                                    ------------   ------------   -----------   ----------   ----------  ------------

  Rollover deposits                        3,443          9,979
  Transfer of assets from The
   Dial Corp                           1,012,797      1,260,855       416,438       98,046       54,507     1,757,331

  Loan payments                            5,378         13,552        23,215        1,106                      1,317
  Investment income:
   Dividends and interest income          83,794         68,926         9,392        2,032        4,574        26,278
    Net investment appreciation           44,100                                     8,057        1,222       202,101
                                    ------------   ------------   -----------   ----------   ----------  ------------
      Total investment income            127,894         68,926         9,392       10,089        5,796       228,379
                                    ------------   ------------   -----------   ----------   ----------  ------------
      Total additions                  1,324,676      1,627,248       500,636      133,514       83,021     2,010,731
                                    ------------   ------------   -----------   ----------   ----------  ------------


 DEDUCTIONS:
  Distributions to participants           60,188         64,069        30,696        5,080                     85,535
  New loans                               11,173         31,002        35,456        2,921                     13,725
                                    ------------   ------------   -----------   ----------   ----------  ------------
     Total deductions                     71,361         95,071        66,152        8,001      ---            99,260
                                    ------------   ------------   -----------   ----------   ----------  ------------


 INTERFUND TRANSFERS                     184,258        203,038      (59,975)        (989)      (2,457)      (51,056)
                                    ------------   ------------   -----------   ----------   ----------  ------------

 NET INCREASE                          1,437,573      1,735,215       374,509      124,524       80,564     1,860,415

 NET ASSETS AVAILABLE FOR
  BENEFITS, beginning of period
                                    ------------   ------------   -----------   ----------   ----------  ------------

 NET ASSETS AVAILABLE FOR
  BENEFITS, end of period           $  1,437,573   $  1,735,215   $   374,509   $  124,524   $   80,564  $  1,860,415
                                    ============   ============   ===========   ==========   ==========  ============



                                           GFC
                                        Financial
                                       Corporation      GIC
                                         Common        Trust        Plan
                                          Stock         Fund       Account        Total
                                     _____________________________________________________
ADDITIONS:
 Contributions:
  Employee wage reductions            $    10,494   $            $   31,065   $    609,828
  After-tax employee deductions                                                      3,117
                                      -----------   ----------   ----------   ------------
   Total Contributions                     10,494    ---             31,065        612,945
                                      -----------   ----------   ----------   ------------

  Rollover deposits                         2,295                                   15,717
  Transfer of assets from The
   Dial Corp                              507,291      436,316       39,272      5,582,853
  Loan payments                             1,002                   (45,570)         ---
  Investment income:
   Dividends and interest income            6,664       24,579       19,704        245,943

   Net investment appreciation             46,077                                  301,557
                                      -----------   ----------   ----------   ------------
    Total investment income                52,741       24,579       19,704        547,500
                                      -----------   ----------   ----------   ------------
    Total additions                       573,823      460,895       44,471      6,759,015
                                      -----------   ----------   ----------   ------------
DEDUCITONS:
 Distributions to participants             24,952       20,597        1,254        292,371
 New loans                                  6,560       12,391     (113,228)         ---
                                      -----------   ----------   ----------   ------------
   Total deductions                        31,512       32,988     (111,974)       292,371
                                      -----------   ----------   ----------   ------------

INTERFUND TRANSFERS                       155,088     (427,907)                      ---
                                      -----------   ----------   ----------   ------------

NET INCREASE                              697,399                   156,445      6,466,644


NET ASSETS AVAILABLE FOR
 BENEFITS, beginning of period        -----------   ----------   ----------   ------------

NET ASSETS AVAILABLE FOR
 BENEFITS, end of period              $   697,399   $  ---       $  156,445   $  6,466,644
                                      ===========   ==========   ==========   ============

                           GFC FINANCIAL CORPORATION
                           CAPITAL ACCUMULATION PLAN
________________________________________________________________________________

4.       RELATED PARTY TRANSACTIONS

         Certain Plan investments are shares of mutual funds managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

5.       FEDERAL INCOME TAX STATUS

         The Plan is in the process of applying for a determination letter from the Internal Revenue Service that the Plan is in compliance with the applicable requirements of the Internal Revenue Code. The Plan Administrator believes that the Plan is operating in compliance with all requirements of Section 401(a) of the Internal Revenue Code and is exempt from federal income tax under Section 501(a) of the Code.

6.       SUBSEQUENT EVENTS

         In February 1994, the Company acquired Ambassador Factors Corporation ("Ambassador") (formerly known as Fleet Factors Corp.) Fleet Financial Group Inc.'s ("Fleet") factoring and asset based lending subsidiary. Ambassador's 401K Plan will be retained by Fleet, however, participants in the Ambassador Plan will be allowed to rollover their individual accounts into the Plan.

         In April 1994, the Company acquired all of the outstanding stock of TriCon Capital Corporation ("TriCon") from Bell Atlantic Corporation. TriCon was subsequently merged into the Company. The balances in the accounts of retained employees who participated in the Bell Atlantic Savings Plan will be transferred to the Plan. Such employees are entitled to retain all or part of their accounts in the Bell Atlantic Common Stock Fund, subject to certain restrictions.

                           GFC FINANCIAL CORPORATION
                           CAPITAL ACCUMULATION PLAN
_______________________________________________________________________________

                             SUPPLEMENTAL SCHEDULES
                               DECEMBER 31, 1993


ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

              Column B                               Column C                      Column D        Column E
________________________________________________________________________________________________________________
                                       Description of Investment Including
    Identity of Issue, Borrower,      Collateral, Rate of Interest, Maturity                       Current
      Lessor or Similar Party              Date, Par of Maturity Value               Cost           Value
________________________________________________________________________________________________________________

 Vanguard Windsor Fund              Common Stock Fund (145,052 shares)           $  1,865,541    $  2,017,667


 T. Rowe Price Stable
    Value Fund                      GIC Fund (1,705,919 shares)                     1,705,919       1,705,919

 The Dial Corp
   Common Stock                     Common Stock (38,565 shares)                    1,435,469       1,557,078

 GFC Financial Corporation
   Common Stock                     Common Stock (33,759 shares)                      819,209         979,016


 T. Rowe Price Prime
   Reserve Fund                     Money Market Fund (518,241 shares)                518,241         518,241

 T. Rowe Price Equity
    Index Fund                      Common Stock Fund (24,664 shares)                 312,111         332,472


 Vanguard Bond
    Market Fund                     Bond Fund (20,388 shares)                         205,906         205,099

 U.S. Bancorp Common
  Stock Fund                        Common Stock Fund (4,493 shares)                   88,347         112,315

 Participant Notes Receivable       Participant Loans (rate of interest
                                     6% to 11%)                                       239,060         239,060
                                                                                 ------------    ------------


                                                                                 $  7,189,803    $  7,666,867
                                                                                 ============    ============

                           GFC FINANCIAL CORPORATION
                           CAPITAL ACCUMULATION PLAN
________________________________________________________________________________

                             SUPPLEMENTAL SCHEDULES
                          YEAR ENDED DECEMBER 31, 1993

ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS

      Column A              Column B           Column C        Column D        Column G        Column H         Column I
________________________________________________________________________________________________________________________
                                                                                                Current
                                                                                                Value of
                                                                                                Asset on
Identity of Party        Description of        Purchase        Selling         Cost of        Transaction      Net Gain/
    Involved                 Asset              Price           Price           Asset            Date           (Loss)
_______________________________________________________________________________________________________________________
 Series of
  Transactions:

    Vanguard             Common Stock
      Windsor Fund        Fund                $              $  247,365      $  219,738       $  247,365       $  27,627
    Vanguard             Common Stock
      Windsor Fund        Fund                  690,384                                          690,384

    T. Rowe Price
      Stable Value
      Fund                GIC Fund                              519,326         519,326          519,326
    T. Rowe Price
      Stable Value
      Fund                GIC Fund              490,030                                          490,030


    GFC Financial
     Corporation
     Common               Common
     Stock                Stock                                 153,281         118,769          153,281          34,512
    GFC Financial
      Corporation
      Common              Common
      Stock               Stock                 287,499                                          287,499

    T. Rowe Price
      Prime               Money Market                          153,046         153,046          153,046
      Reserve Fund         Fund
    T. Rowe Price
      Prime Fund          Money Market
      Reserve              Fund                 296,778                                          296,778

                                   SIGNATURES
                                   __________


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                           GFC FINANCIAL CORPORATION
                                           CAPITAL ACCUMULATION PLAN




Dated:   June 28, 1994      Signature:  /s/  Deborah A. Inman
                                      ________________________________________
                                        Deborah A. Inman
                                        Vice President -
                                        Collateral Risk Management




Dated:   June 28, 1994      Signature:  /s/  Bruno A. Marszowski
                                      _________________________________________
                                        Bruno A. Marszowski
                                        Vice President - Controller

                           GFC FINANCIAL CORPORATION

                        COMMISSION FILE NUMBER 33-46530

                                 EXHIBIT INDEX



                                                                      Page No. in
                                                                      Sequentially
                                                                        Numbered
                                                                        Form 11-K
        No.                      Title                                    Report
    __________         _____________________________               __________________

       (24)            Independent Auditors' Consent                        15